Exhibit 99.(a)(2)
                           [Geoworks Corporation logo]
                                November 5, 2001

Dear Employee:

     Attached you will find the details of a stock option exchange program. As you know, we as a company are philosophically committed to the concept of employees as owners, and in light of the recent stock market volatility, we felt it appropriate to offer this exchange program. This program will help us advance our philosophy.

     Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 5 p.m., Pacific Time, on December 5, 2001.

     If you have any questions about the offer, please contact Steve Mitchell at
(510) 814-5768.

                                           Sincerely,



                                           Dave Grannan
                                           President and Chief Executive Officer

Enclosures





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                       SUMMARY OF TERMS OF OPTION EXCHANGE
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     RESPONSE NEEDED BY 5 P.M., PACIFIC STANDARD TIME, ON DECEMBER 5, 2001.
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     You must check your election and sign and date the Election Form and return it to Barbara Snethen, Laura Atwell or Clare Wafford before 5 p.m., Pacific Standard Time, on December 5, 2001. If you have any questions, please contact Steve Mitchell at (510) 814-5768.

     The following summarizes some of the terms and, conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

     Who Can Participate in the Exchange? Any regular employee who will have been continuously employed by Geoworks Corporation through December 5, 2001 and who has not received notice of termination on or prior to that date can exchange all of their stock option grants, on an all-or-nothing basis, for a new grant.

     How Many New Options Will I Receive? The exact number of option shares that you have now and that you will receive if you accept the exchange is set forth in the enclosed Election Form. Take a look at this now and contact Steve Mitchell at (510) 814-5768 if you have any questions.

     What is the Exercise Price of the New Options? Each new option will have an that will be equal to the closing price for the common stock on the Nasdaq National Market on November 20, 2001, as reported by the Wall Street Journal.

     What is the Vesting Period of the New Options? Each new option will vest over an approximately one-year period beginning on the date of grant, November 20, 2001. The first vest date will be December 31, 2001, when 1/12 of the new option will vest and become exercisable. On the last day of each calendar month after December 31, 2001, an additional 1/12 of the new option will vest and become exercisable. Each new option will have a term that expires on November 30, 2003. Generally, 50% of the unvested portion of each new option will vest in full upon a Change of Control (as defined below and in each of the grant agreements relating to the new options), except:

     o If an employee is terminated in connection with a Change of Control, then 100% of the unvested portion of the employee's new option will vest; and

     o The new options will reflect any prior contractual arrangements between an employee and us with respect to acceleration of vesting.

     "Change of Control" means:

     o A merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to one or more persons who were not our stockholders immediately before such merger or consolidation; or

     o The sale, transfer or other disposition of all or substantially all of the our assets.


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A transaction shall not constitute a Change of Control if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.

     What is the Termination Date of the New Options? Each new option will have a term that expires on November 20, 2003.

     What does the Company Recommend that I Do? The Compensation Committee of our Board of Directors has approved this offer and recommends that employees accept it. The new options will have a lower exercise price than your old options. All of our eligible executive officers intend to accept the offer. The Compensation Committee believes that the offer creates a better chance for employees to obtain value from their options. We anticipate that the exchange offer will not effect our regular option grant program, which typically involves making new-hire grants and periodic discretionary grants. The Compensation Committee recognizes that the decision to accept is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

     What Happens to Your Old Options if You Accept the Offer? If you accept the offer, all of your old options will be canceled and you will have no further right or interest in those options, whether vested or unvested.

     What is the U.S. Tax Treatment of the New Options? Each new option will not qualify as an incentive stock option under the Internal Revenue Code of 1986 and will not be eligible for the special tax treatment that applies to incentive stock options.

     What Happens if I Don't Accept the Offer? If you do not accept the offer to exchange options, you will keep your current options and will not receive any new options.

     Can I Change My Mind? Yes. After you turn in the Election Form, you can change your election any time by delivering a signed Change in Election Form to Barbara Snethen, Laura Atwell or Clare Wafford before 5 p.m., Pacific Standard Time, on December 5, 2001 (unless Geoworks Corporation extends the deadline). Barbara Snethen, Laura Atwell or Clare Wafford can provide you with a Notice for a Change in Election.



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